June 19, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	DecisionPoint Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 24, 2013
File No. 333-186619
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 000-54200

Ladies and Gentlemen:

On behalf of DecisionPoint Systems, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of March 12, 2013.

Prospectus Summary

About this Offering

1.           You provide disclosure in this section relating to how the company used the proceeds from the issuance of its Series D Preferred Shares. In light of the fact that such information is already presented under your discussions pertaining to recent issuances of securities and changes in your liquidity position such information appears excessively detailed and overly duplicative for purposes of the offering summary. Please condense this disclosure to focus on the significance of prior capital raised on your financial resources.

Response:

The disclosure has been condensed in accordance with the Staff’s comment.

Risk Factors

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Our revolving line of credit agreements and our loan agreements…, page 7

2.
You state that if you were to fail to comply with these covenants and not obtain a waiver from your lenders that you could be in default of your loan agreements. Please revise to focus your disclosure on your recent and existing covenant deficiencies, and the corresponding waivers provided by your lenders. Please also discuss the resultant risks to investors.

Response:

The risk factor has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

3.           You state that you believe that your cash flow from operations, available cash and available borrowing capacity under your credit facilities will be sufficient to meet your liquidity needs, including normal levels of capital expenditures, for the foreseeable future. Revise to disclose theminimum number of months that you will be able to conduct your planned operations using currently available and contractually assured capital resources. In addition, disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year. Quantitative information regarding your financial requirements is necessary to provide meaningful context for investors to assess the company’s financial condition and the likelihood you will be able to pursue your business plan.

Response:

The liquidity and capital resources section has been revised in accordance with the Staff’s comment.

4.           We note that the revised disclosure provided in response to prior comment 13 describing the usefulness of the non-GAAP measure “adjusted working capital” appears incomplete. In this regard, you disclose that “for the reasons set forth above, we believe this non-GAAP measureprovides investors with a better understanding of operating position of our company”; however we are unable to locate the disclosure you reference describing the reasons your presentation provides useful information to investors. Please revise accordingly.

Response:

The disclosure regarding the non-GAAP measure has been deleted.

2012 Financing and Preferred Series D Private Placement, page 25

5.           As previously requested in prior comment 10, please disclose the availability of alternate sources of funding to pay off resulting debt obligations if either or both RBC or BDC loans were deemed to be in default, and the likely impact of any potential breach on Apex’s financial condition or operating performance. Please refer to SEC Interpretive Release No. 33-8350.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The liquidity and capital resources section has been revised in accordance with the Staff’s comment.

Business

6.           We note you provide an illustrative cross-section of certain of your customers. Please explain whether these customers are representative of your overall customer base.

Response:

The “Sales and Marketing” section has been revised to clarify that the cross-section is representative of the Company’s overall customer base.

Marketing Activities, page 42

7.           We note your response to prior comment 21; please tell us what consideration you gave to the inclusion of a risk factor disclosing the non-binding nature of these key relationships, and any corresponding impact on your revenues should they be terminated or reduced in scope.

Response:

A risk factor regarding these relationships has been added.

Index to Financial Statements

Review Engagement Report, page F-38

8.           We note your response to prior comment 26 that you removed the review report of Grant Thornton LLP; however the report is still included in the registration statement. Please revise to omit the report or alternatively, as previously requested, revise to include as Exhibit 15, a letterfrom Grant Thornton pertaining to the use of their review engagement report in your registration statement relating to the interim financial statements of APEX Systems Integrators, Inc. Please refer to Item 601(B)(l5) of Regulation S-K.

Response:

The engagement report has been removed.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

9.           We note from your disclosures that “Finance and administration expenses were also higher due to amortization of intangible assets as a result of the Apex and Illume acquisitions in 2012.” We further note that a significant portion of the amortization expense relates to acquired technology.Please explain your basis for classifying amortization expense relating to acquired technology within selling, general and administrative expenses and tell us what consideration was given to classifying this expense as a cost of sales.

Response:

The Company has historically included all amortization of acquired intangible assets within the selling, general and administrative expenses for consistency.  Commencing January 1, 2013, the Company has started classifying acquired technology as a cost of sales in order align the intangible asset amortization with the related revenues.  This is reflected in the 10-Q filed May 15, 2013 for the three months ended March 31, 2013.  The Company believes the classification of acquired technology in sales, general and administrative expenses in 2012 is immaterial to the total costs of sales and sales, general and administrative expenses.  As a result, the Company does not believe restating the 2012 10-K is warranted.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 41

10.           We note that during the fourth quarter of 2012, you began remediation of the material weakness that included certain personnel changes in your accounting and finance department. Please describe the changes in further detail including whether additional personnel were hired and thespecific positions involved. We further note that as part of the remediation plan, you implemented new control procedures over the utilization of external resources. Please tell us whether you have engaged any external resources and if so, for what purpose(s).

Response:

In the second half of 2012, the Company’s Chief Financial Officer, Donald Rowley, resigned, and the Vice President of Finance, Roy Ceccato was terminated.  They were replaced with Michael Roe, the Company’s new Vice President of Finance, and Paul Ross, an Interim Chief Financial Officer.  Additionally, during this period, the Company utilized a consultant who performed the majority of the drafting, researching and technical supporting schedule preparation in connection with the Company’s financial statements.  Because this consultant was located in Northern California, while the Company’s accounting staff is located in Southern California, the Company determined that this procedure was inefficient and in December 2012, this consultant was terminated.  Since terminating this consultant, the Company has worked to integrate the functions of this consultant with the closing procedures of the accounting staff, located in Southern California.  In order to effect an orderly transition, the Company retained a consultant located in Southern California, and the Company utilized this new consultant to integrate the support documentation and information from the previous consultant.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

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